UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                  --------------------------------------------

                           ARK RESTAURANTS CORPORATION
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    040712101
                                    ---------
                                 (CUSIP Number)

                                 August 3, 2004
                                 --------------
             (Date of event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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                                                                     Page 2 of 9
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1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bonanza Master Fund, Ltd.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION:
         Cayman Islands, British West Indies
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      162,800
    NUMBER OF    ---------------------------------------------------------------
     SHARES      6.   SHARED VOTING POWER
  BENEFICIALLY        None.
    OWNED BY     ---------------------------------------------------------------
     EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING          162,800
  PERSON WITH    ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      None.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         162,800
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.813%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------



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                                                                     Page 3 of 9
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1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bonanza Capital, Ltd.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION:
         Texas
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      162,800
    NUMBER OF    ---------------------------------------------------------------
     SHARES      6.   SHARED VOTING POWER
  BENEFICIALLY        None.
    OWNED BY     ---------------------------------------------------------------
     EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING          162,800
  PERSON WITH    ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      None.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         162,800
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.813%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------



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                                                                     Page 4 of 9
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1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bernay Box & Co., Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION:
         Texas
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      162,800
    NUMBER OF    ---------------------------------------------------------------
     SHARES      6.   SHARED VOTING POWER
  BENEFICIALLY        None.
    OWNED BY     ---------------------------------------------------------------
     EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING          162,800
  PERSON WITH    ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      None.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         162,800
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.813%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: CO
--------------------------------------------------------------------------------

                                                                     Page 5 of 9
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bernay Box
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION:
         Texas
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER
                      162,800
    NUMBER OF    ---------------------------------------------------------------
     SHARES      6.   SHARED VOTING POWER
  BENEFICIALLY        None.
    OWNED BY     ---------------------------------------------------------------
     EACH        7.   SOLE DISPOSITIVE POWER
   REPORTING          162,800
  PERSON WITH    ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      None.
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         162,800
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.813%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock, par value $0.01 per share, of Ark Restaurants Corp., a New York corporation, to amend the Schedule 13G filed on February 24, 2004 (the "Schedule 13G"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13G.

Item 1(a).        Name of Issuer.

                  Ark Restaurants Corporation ("ARKR")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  85 Fifth Avenue
                  New York, NY 10003

Item 2(a).        Names of Person Filing.

                        (i)   Bonanza Master Fund, Ltd. ("Master Fund")
                        (ii)  Bonanza Capital, Ltd. ("Fund Manager")
                        (iii) Bernay Box & Co., Inc. ("General Partner")
                        (iv)  Bernay Box ("Box")

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                                                                     Page 6 of 9

Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  As to Master Fund:
                  Walker House, PO Box 908GT
                  Grand Cayman, Cayman Islands, BWI

                  As to Fund Manager, General Partner and Box:
                  300 Crescent Court
                  Suite 1740
                  Dallas, TX 75201

Item 2(c).        Citizenship.

                  As to Master Fund:  Cayman Islands, British West Indies
                  As to Fund Manager, General Partner and Box:    Texas

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $0.01 per share.

Item 2(e).        CUSIP Number.

                  040712101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

Item 4 of the Schedule 13G is hereby amended by its deletion in the entirety and its replacement with the following:

Bonanza Master Fund, Ltd. is a Cayman Corporation and acts as the investment vehicle. Bonanza Capital, Ltd. is a Texas Limited Partnership and the General Partner of Bonanza Master Fund, Ltd. Bernay Box & Co., Inc. is an S Corporation and the General Partner of Bonanza Capital, Ltd. Bernay Box owns 100% and is the President of Bernay Box & Co., Inc.

As to Master Fund:

      (a) Amount beneficially owned by Master Fund are 162,800 shares of Common Stock of the Issuer.

      (b) Percent of Class: Master Fund beneficially holds 4.813% of the Issuer's issued and outstanding Common Stock (based on 3,382,399 shares of Common Stock of the Issuer issued and outstanding as of April 29, 2004 as stated in the Issuer's Form 10-Q for the fiscal quarter ending March 27, 2004).

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                                                                     Page 7 of 9

      (c)   Number of shares as to which such person has:
            (i) Sole power to direct the vote: 162,800 shares of common stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 162,800 shares of Common Stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: None.

As to Fund Manager:
      (a) Amount beneficially owned by Fund Manager are 162,800 shares of Common Stock of the Issuer.

      (b) Percent of Class: Master Fund beneficially holds 4.813% of the Issuer's issued and outstanding Common Stock (based on 3,382,399 shares of Common Stock of the Issuer issued and outstanding as of April 29, 2004, as stated in the Issuer's Form 10-Q for the fiscal quarter ending March 27, 2004).

      (c)   Number of shares as to which such person has:
            (i) Sole power to direct the vote: 162,800 shares of common stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 162,800 shares of Common Stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: None.

As to General Partner:
      (a) Amount beneficially owned by General Partner are 162,800 shares of Common Stock of the Issuer.

      (b) Percent of Class: Master Fund beneficially holds 4.813% of the Issuer's issued and outstanding Common Stock (based on 3,382,399 shares of Common Stock of the Issuer issued and outstanding as of April 29, 2004, as stated in the Issuer's Form 10-Q for the fiscal quarter ending March 27, 2004).

      (c)   Number of shares as to which such person has:
            (i) Sole power to direct the vote: 162,800 shares of common stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 162,800 shares of Common Stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: None.

As to Box:
      (a) Amount beneficially owned by Box are 162,800 shares of Common Stock of the Issuer.

      (b) Percent of Class: Box beneficially holds 4.813% of the Issuer's issued and outstanding Common Stock (based on 3,382,399 shares of Common Stock of the Issuer issued and outstanding as of April 29, 2004, as stated in the Issuer's Form 10-Q for the fiscal quarter ending March 27, 2004).

      (c)   Number of shares as to which such person has:

            (i) Sole power to direct the vote: 162,800 shares of common stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 162,800 shares of Common Stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: None.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 9 of 9

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Date: August __, 2004

                        BONANZA MASTER FUND, LTD., an exempted company incorporated in the Cayman Islands with limited liability

                        By: /s/ Don Seymour
                            ------------------
                            Name: Don Seymour
                            Title: Director

                        By: /s/ Aldo Ghisletta
                            ------------------
                            Name: Aldo Ghisletta
                            Title: Director

                        BONANZA CAPITAL, LTD., a Texas limited partnership

                        By: Bernay Box & Co., Inc., as General Partner

                        By: /s/ Bernay Box
                            ------------------
                            Name: Bernay Box
                            Title: President

                        BERNAY BOX & CO., INC., a Texas corporation

                        By: /s/ Bernay Box
                            ------------------
                            Name: Bernay Box
                            Title: President

                        BERNAY BOX

                        By:  /s/ Bernay Box
                            ------------------
                            Name: Bernay Box